August 27, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief
Tony Watson

	Re:	China Recycling Energy Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
Filed July 18, 2013
Response dated August 5, 2013
File No. 001-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC Comment Letter, dated August 14, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your August 14, 2013 comment letter followed by our response.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 51

15. Convertible Notes Payable and Revolving Financing Agreement, page 71

Convertible Note Agreement with China Cinda, page 73

Comment 1.	We reviewed your response to the comment in our letter dated July 25, 2013. We understand that the conversion feature of the notes was eliminated at the time of execution of supplemental agreement, the elimination of the conversion feature was recognized during the quarter ended March 31, 2012 and you did not revise your financial statements for the year ended December 31, 2011 since the correcting adjustment was not material to your financial position and results of operations for that year. However, it appears that the impact of adjustment to the fair value of the conversion feature liability had a material impact on your results of operations for the year ended December 31, 2012. As such, please provide us with your materiality analysis for the year ended December 31, 2012 and summarize in detail why the adjustment to the fair value of the conversion feature liability should not be recognized during the year in which the supplemental agreement was executed in light of the results of your materiality analysis.

United States Securities and Exchange Commission

August 27, 2013

Response:

We agree that the impact of adjustment to the fair value of the conversion feature liability had a material impact on the Company's results of operations for the year ended December 31, 2012. However, we believe that the additional information we have obtained, which is reflected below, establishes that the Company's previous periodic filings were correct and that an adjustment in 2011 was not necessary.

As set forth in our July 25, 2013 response, the December 9, 2011 Supplemental Agreement entered into with China Cinda (HK) Asset Management Co., Ltd. ("Cinda") was silent as to the conversion feature. Thereafter, the Company and Cinda had numerous discussions regarding proper treatment; however, at the time the Company filed its Form 10-K for fiscal year ended 2011 no resolution had been reached. Therefore, the Company concluded that as of December 31, 2011 the conversion feature remained applicable, pending payment of the remaining balance of RMB 25 million.

Resolution was finally reached between the parties on May 4, 2012, to be effective as of March 31, 2012. It was agreed that the remaining RMB 25 million outstanding under the note payable would not have a conversion option and would be treated as a straight general note. Further, Cinda would no longer have any rights or obligations under the convertible note. Both parties agreed that the conversion feature should be eliminated in 2012 and hence the reversal was reflected in our Form 10-Q for the fiscal quarter ended March 31, 2012. While we had understood that this was the result, we had not previously understood that this resolution had been documented in a "Confirmation Letter" of May 4, 2012 (copy attached) confirming this resolution. Consequently, the Company's position remains that eliminating the conversion feature in Q1 2012 was appropriate, and that a recognition in 2011 (the year that the supplemental agreement was executed) was not the point in time at which recognition should have occurred.

I will confirm with you within the next 48 hours whether our response is satisfactory; however, if, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.

Confirmation letter regarding the nature of Cinda Note with CREG

Pursuant to Supplemental Agreement dated December 9, 2011 (“Supplemental Agreement”), Xi’an TCH Energy Technology Company Ltd., on behalf of China Recycling Energy Corporation, has repaid RMB 25 million to our company, and has remaining RMB 25 million outstanding.

Due to the fact that the Supplemental Agreement did not clearly state if the Cinda Note still have the conversion option, both parties had numerous communication regarding this mater, and finally reached the agreement in May 2012. Effective March 31, 2012, the remaining RMB 25 million outstanding Note payable will not have the conversion nature and conversion option, and become a straight general note, China Cinda (HK) Asset Management Co., Ltd will no longer have the right and obligation under the Convertible Note.

Stamp of China Cinda (HK) Asset Mangaement Co., Ltd

Date: May 4, 2012